November 23, 2022

VIA EDGAR

Robert Babula

Gus Rodriguez

Irene Barberena-Meissner

Loan Lauren Nguyen

Division of Corporation Finance

Office of Energy and Transportation

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ramaco Resources, Inc.
Registration Statement on Form S-1
Filed October 12, 2022
File No. 333-267152

Ladies and Gentlemen:

This letter sets forth the responses of Ramaco Resources, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated October 31, 2022, with respect to the Company’s Registration Statement on Form S-1, filed on October 12, 2022, File No. 333-267152 (the “Registration Statement”).

Concurrently with the submission of this letter, we are publicly filing Amendment No. 2 to the Registration Statement to Form S-1 (“Amendment No. 2”) in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in Amendment No. 2. For your convenience, each of the Staff’s comments is reprinted in bold below, followed by the Company’s responses thereto.

Registration Statement on Form S-1, filed on October 12, 2022

Summary About Ramaco Resources, Inc., page 2

1.	We note your statement of 769 million resource tons. This is the sum of only your measured and indicated resources. Please review and modify your filing and report your resources as the sum of your total resources when referring to a general resource tonnage or clarify in each instance, that this resource quantity is only the measured and indicated tonnage.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 2 of Amendment No. 2.

2.	We note your statement regarding the ownership of approximately 42 million tons of metallurgical coal. Please modify your filing and identify the property associated with this tonnage and clarify whether this a reserve or resource quantity.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 2 of Amendment No. 2.

3.	We note your statement of royalty interests in 38 M tons of reserves and 473 M tons of resources here and elsewhere in your filing. Please review and revise these quantities as necessary to reflect your actual royalty interest in your reserves and total resources as stated in your Form 10-K. Please clarify whether the Amonate tonnage is a reserve or a resource and are the quantities stated here and elsewhere the same as those related to your statement regarding the ownership of approximately 42 million tons of metallurgical coal. Please provide supplementally information that supports your tonnage quantities, such as a compliant S-K 1300 technical report summary.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 4, 6 and 37 of Amendment No. 2.

Pro Forma Cash Available for Dividend, page 4

4.	We have read your response to comment 5. Revise your disclosure to state that, “The Board believes that the anticipated dividend of 20% of the revenue attributable to the CORE Assets is appropriate for investors in Class B common stock and believe such percentage to be sustainable based on commodity prices and production volumes for the foreseeable future.”

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4 and 27 of Amendment No. 2.

Carbon Products, page 8

5.	We note your disclosure here and elsewhere related to the Brook property, which is a billion ton deposit, of which you control 162 M tons. Please modify your filing and clarify whether these are resources or reserve tonnages and provide an S-K 1300 compliant technical report summary verifying your tonnage estimates.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3 and 8 of Amendment No. 2.

Recent Developments

Maben Acquisition, page 13

6.	We note your disclosure here and elsewhere related to the Maben property with 33 M tons of coal. Please modify your filing and clarify whether these are resources or reserve tonnages and provide supplementally your information that supports your tonnage quantities, such as a compliant S-K 1300 technical report summary.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 13 of Amendment No. 2.

7.	Please clarify whether the assets acquired in the Maben Acquisition will be attributed to CORE.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 13 of Amendment No. 2.

Recent Developments, page 13

We note your disclosure that in connection with closing the Maben transaction on September 23, 2022, Ramaco Development entered into a loan agreement, pursuant to which a lender made a vendor loan to Ramaco Development in the amount of $21 million to be used by Ramaco Development for the sole purpose of paying a portion of the purchase price in said amount to Appleton Coal LLC for the purchase of Maben pursuant to the Purchase Agreement. Please clarify whether this loan will be attributed to CORE. If so, expand your disclosure to describe all the material terms of this loan agreement, and file this agreement as an exhibit to your registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 13 of Amendment No. 2.

8.	We note your response to prior comment 13. You state that you believe that quarterly estimates may be less reliable given your facts and circumstances. However, you disclose an intention to pay specific quarterly dividend amounts. Please refer to our prior comment and expand your disclosure to provide that information.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages 2 to 4, 12, 13, 15, 17, 19, 27 and 37 to 42 and 45 of Amendment No. 2.

9.	Please confirm your understanding that we will not be in a position to declare your Form S-l effective until all outstanding comments regarding your Form 10-K for the fiscal year ended December 31, 2021 have been resolved. In addition, to the extent that any comments related to our review of your Form 10-K apply to disclosure in the Form S-l, please make corresponding revisions to all affected disclosure.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the SEC that the Company will file an amendment to the Company’s Form 10-K for the fiscal year ended December 31, 2021.

Sincerely,

/s/ Randall W. Atkins
Name:	Randall W. Atkins
Title:	Chairman and Chief Executive Officer

cc:	Matthew R. Pacey, P.C., Kirkland & Ellis LLP
Anthony L. Sanderson, Kirkland & Ellis LLP